UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )*

KNOLL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
Series A Convertible Preferred Stock, par value $1.00 per share
(Title of Classes of Securities)

498904200
(CUSIP Number of Classes of Securities)

Global Furniture Holdings S.à r.l.
Rue Avenue Monterey, 23
2163 - Luxembourg
+352 (26) 09-53 524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Global Furniture Holdings S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
12,195,678 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
12,195,678 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,195,678 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 2,404,634 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.

(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Global Furniture Investments S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
2,404,634 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
2,404,634 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,404,634 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculation based on 50,724,720 shares of Common Stock outstanding as of June 22, 2020.

1	NAMES OF REPORTING PERSONS
Furniture Investments S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
9,791,044 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
9,791,044 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,791,044 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.
(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Management S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
9,791,044 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
9,791,044 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,791,044 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.
(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Acquisitions S.C.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
9,791,044 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
9,791,044 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,791,044 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.
(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial VII LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
12,195,678 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
12,195,678 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,195,678 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 2,404,634 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.

(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
12,195,678 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
12,195,678 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,195,678 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 2,404,634 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 164,000 shares of Series A Preferred Stock initially convertible into 9,791,044 shares of Common Stock.

(2)
Calculation based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020 plus 9,791,044 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

Item 1.	Security and Issuer

The classes of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates are the Common Stock, par value $0.01 per share (“Common Stock”), of Knoll, Inc., a Delaware corporation (the “Issuer”), and the Series A Convertible Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”) of the Issuer.  The address of the principal executive offices of the Issuer is 1235 Water Street, East Greenville, PA 18041.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

(a), (f)  This Schedule 13D is being filed by:  (i) Global Furniture Holdings S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Global Furniture Holdings”), (ii) Global Furniture Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Global Furniture Investments”), (iii) Furniture Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Furniture Investments”), (iv) Furniture Investments Management S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Furniture Investments Management”), (v) Furniture Investments Acquisitions S.C.S., a common limited partnership (société en commandite simple) (“Furniture Investments Acquisitions”), (vi) Investindustrial VII LP, a limited partnership organized under the laws of England and Wales (“Investindustrial VII”) and (vii) Investindustrial Advisors Limited, a company incorporated in England and Wales (“Investindustrial Advisors”) (together, the “Reporting Persons”).

Certain of the Reporting Persons beneficially own 2,404,634 shares of Common Stock, directly held by Global Furniture Investments (the “Common Shares”), and certain of the Reporting Persons beneficially own 164,000 shares of Series A Preferred Stock, directly held by Furniture Investments Acquisitions (the “Preferred Shares,” and, collectively with the Common Shares, the “Shares”).

Furniture Investments Management is the general partner of Furniture Investments Acquisitions.  The limited partners of Furniture Investments Acquisitions are Furniture Investments and an entity wholly owned by Global Furniture Investments and Furniture Investments.  Global Furniture Investments and Furniture Investments are each wholly owned by Global Furniture Holdings.  Global Furniture Holdings is majority owned by Investindustrial VII.  Investindustrial Advisors has investment management authority over Investindustrial VII.  The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities is the beneficial owner of any securities covered by this Schedule 13D.

(b)  The business address of Global Furniture Holdings, Global Furniture Investments, Furniture Investments, Furniture Investments Management and Furniture Investments Acquisitions is Rue Avenue Monterey, 23, 2163, Luxembourg.  The business address of Investindustrial VII and Investindustrial Advisors is 16 Palace Street London, SW1E 5JD – United Kingdom.

(c)  The principal business of Global Furniture Holdings, Global Furniture Investments, Furniture Investments, Furniture Investments Management, Furniture Investments Acquisitions, Investindustrial VII and Investindustrial Advisors is investing for accounts under their management.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Global Furniture Investments used a total of approximately $22.952 million (including brokerage commissions) in the aggregate to acquire the Common Shares.  2,404,634 of the Common Shares were acquired through a series of open market transactions.  Funds for the purchase of the Common Shares were derived from capital contributions from Investindustrial VII’s partners and none of the funds used to purchase the Shares were provided through borrowings of any nature.

On June 22, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Furniture Investments. Pursuant to the Investment Agreement, on July 21, 2020 (the “Closing Date”), Furniture Investments Acquisitions purchased from the Issuer 164,000 shares of Series A Preferred Stock for an aggregate purchase price of $164,000,000. Funds for the purchase of the Preferred Shares were derived from capital contributions from Investindustrial VII’s partners and funds drawn by Global Furniture Holdings from an existing subscription credit facility with Investec Bank PLC attached hereto as Exhibit 5.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to the terms and conditions of the Investment Agreement and the Registration Rights Agreement (defined in Item 6 below), may, from time to time, and at any time in the future, formulate plans or proposals depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors (the “Board”), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing and subject to the standstill and transfer restrictions set forth in the Investment Agreement, the Reporting Persons may, from time to time, (i) acquire additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, the “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise, including pursuant to registered transactions as provided in the Registration Rights Agreement; (iii) engage in any hedging or similar transactions with respect to the Securities; (iv) discuss with the Issuer’s management, including the Board, the governance of the Issuer; or (v) propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in the Securities of the Issuer

The information set forth in the cover pages and Item 2 of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b)  Global Furniture Investments beneficially owns 2,404,634 Common Shares, as of the close of business on July 30, 2020, constituting approximately 4.7% of the outstanding Common Stock.  This percentage is based on 50,724,720 shares of Common Stock outstanding as of June 22, 2020.

Furniture Investments Acquisitions beneficially owns, and Furniture Investments and Furniture Investments Management may be deemed to beneficially own, 164,000 shares of Series A Preferred Stock, as of the close of business on July 30, 2020.  The Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 4.5% per annum, payable quarterly in arrears. The Issuer may elect, in its sole discretion, to pay dividends in cash or as a dividend in kind (additional shares of Series A Preferred Stock having value equal to the amount of accrued dividends) until the two year anniversary of the Closing Date, after which the Issuer must pay dividends in cash. For purposes of the foregoing sentence, the deemed value of a share of Series A Preferred Stock is equal to its liquidation preference of $1,000 per share plus any accrued and unpaid dividends.  Each share of Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $16.7500 per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.

As a result of its beneficial ownership of Series A Preferred Stock, Furniture Investments, Furniture Investments Management and Furniture Investments Acquisitions may be deemed to beneficially own an aggregate of 9,791,044 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock at the initial conversion price, which represents, in the aggregate, approximately 16.2% of the outstanding Common Stock.  Global Furniture Holdings, Investindustrial VII and Investindustrial Advisors (as investment manager of Investindustrial VII) may be deemed to beneficially own both the Common Shares and the Preferred Shares, and accordingly may be deemed to beneficially own an aggregate of 12,195,678 shares of Common Stock, which represents, in the aggregate, approximately 20.2% of the outstanding Common Stock.  These percentages are based on 60,515,764 shares of Common Stock, which is equal to 50,724,720 shares of Common Stock outstanding as of June 22, 2020, plus 9,791,044 shares of Common Stock into which the Preferred Shares are convertible at the initial conversion price.

Each of Global Furniture Holdings, Global Furniture Investments, Investindustrial VII and Investindustrial Advisors has the shared power to vote or to direct the vote, or the shared power to dispose or to direct the disposition of, 2,404,634 shares of Common Stock owned directly by Global Furniture Investments.

Each of Global Furniture Holdings, Furniture Investments, Furniture Investments Management, Furniture Investments Acquisitions, Investindustrial VII and Investindustrial Advisors has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, 9,791,044 shares of Common Stock into which the Preferred Shares owned directly by Furniture Investments Acquisitions are convertible at the initial conversion price.

None of the Reporting Persons beneficially own any shares of Common Stock except as described herein.

(c)  None of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Investment Agreement

On June 22, 2020, the Issuer entered into an Investment Agreement with Furniture Investments relating to the issuance and sale to Furniture Investments of 164,000 shares of the Issuer’s Series A Preferred Stock for an aggregate purchase price of $164 million.  On July 21, 2020, Furniture Investments assigned, conveyed and transferred all of its rights, title and interest in and to the Investment Agreement to Furniture Investments Acquisitions.

Pursuant to the Investment Agreement, the Issuer increased the size of the Board as of the Closing Date in order to elect an individual designated by Furniture Investments Acquisitions (the “Designee”) to fill the resulting vacancy on the Board for a term expiring at the third annual meeting of the Issuer’s stockholders following the Closing Date. At any annual meeting of the Issuer’s stockholders at which the term of the Designee will expire, the Issuer has agreed to nominate the Designee for election as a director and to support the Designee in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate. So long as Furniture Investments Acquisitions or its affiliates beneficially own shares of Common Stock, shares of Series A Preferred Stock and/or shares of Common Stock that were issued upon conversion of shares of Series A Preferred Stock that represent, on an as-converted basis, at least 50% of the total number of shares of Common Stock represented by the Series A Preferred Stock issued at the Closing, on an as-converted basis (the “50% Beneficial Ownership Requirement”), Furniture Investments Acquisitions will have the right to designate a director nominee for election to the Board.

Furniture Investments Acquisitions will be subject to certain standstill restrictions, which will be in effect until the twelve-month anniversary of the Closing Date, including that Furniture Investments Acquisitions will be restricted from, among other things, (i) acquiring or seeking to acquire additional securities of the Issuer or any of its affiliates if, as a result of any such acquisition, the aggregate beneficial ownership of shares of Common Stock on an as-converted basis of Furniture Investments Acquisitions and its affiliates and portfolio companies, taken as a whole, would exceed 120% of the sum of (a) their aggregate beneficial ownership of shares of Common Stock as of the date of the Investment Agreement plus (b) the Common Stock issuable upon the conversion of the Series A Preferred Stock as of the Closing Date; (ii) making, participating in or knowingly encouraging any solicitation or “proxies” to vote or seek to influence voting of any voting securities of the Issuer; (iii) making any public announcement with respect to, or offering or indicating an interest in, any merger or purchase of a material portion of the assets, properties or securities of the Issuer; and (iv) otherwise acting, alone or in concert with others, to seek to control or influence in any manner the management, the Board or the policies of the Issuer. In addition, Furniture Investments Acquisitions and its affiliates will be prohibited, subject to certain exceptions, from transferring any shares of Series A Preferred Stock (or Common Stock issued upon conversion of such Series A Preferred Stock) that is beneficially owned by them until the twelve-month anniversary of the Closing Date.

If the Issuer proposes to issue equity securities of any kind, then, until the earlier of (i) the first date on which the 50% Beneficial Ownership Requirement is no longer satisfied and (ii) the irrevocable waiver by Furniture Investments Acquisitions of its designation rights, subject to certain exceptions, the Issuer will be required to offer Furniture Investments Acquisitions the opportunity to purchase a portion of such proposed issuance equal to (i) the number of shares of Series A Preferred Stock, on an as-converted basis, and/or shares of Common Stock issued upon conversion of such Series A Preferred Stock then beneficially owned by Furniture Investments, divided by (ii) the total number of shares of Common Stock and Series A Preferred Stock then outstanding, on an as-converted basis.

Until the first date on which the 50% Beneficial Ownership Requirement is no longer satisfied, Furniture Investments Acquisitions has agreed to, and to cause its affiliates to, take such action as may be required so that all of the shares of Series A Preferred Stock or Common Stock beneficially owned, directly or indirectly, by Furniture Investments Acquisitions and its affiliates entitled to vote at a meeting of the stockholders or through written consent are voted (i) in favor of each director nominated and recommended by the Board for election at any such meeting or through any such written consent and (ii) against any stockholder nominations for directors that are not approved and recommended by the Board for election at any such meeting or through any such written consent.

The Issuer has agreed that, until the twelve-month anniversary of the Closing Date, the Issuer will not adopt any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan that prohibits Furniture Investments Acquisitions from acquiring additional securities of the Issuer to the extent permitted by the standstill and from exercising its participation rights.

Certificate of Designations

As set forth in the Certificate of Designations, as filed with the Secretary of State of the State of Delaware on July 20, 2020 (the “Certificate of Designations”), the Series A Preferred Stock will rank senior to the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 4.5% per annum, payable quarterly in arrears. The Issuer may elect, in its sole discretion, to pay dividends in cash or as a dividend in kind (additional shares of Series A Preferred Stock having value equal to the amount of accrued dividends) until the two year anniversary of the Closing Date, after which the Issuer must pay dividends in cash. For purposes of the foregoing sentence, the deemed value of a share of Series A Preferred Stock is equal to its liquidation preference of $1,000 per share plus any accrued and unpaid dividends.

The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $16.7500 per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the two year anniversary of the Closing Date, if the volume weighted average price of the Common Stock exceeds $29.3125 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, the Issuer may elect to convert all or a portion of the Series A Preferred Stock into shares of Common Stock in accordance with the Certificate of Designations.

Holders of the Series A Preferred Stock are entitled to vote as a single class with the holders of the Common Stock on an as-converted basis. Holders of the Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock, authorizations or issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock and increases or decreases in the number of authorized shares or issuances of shares of Series A Preferred Stock after the Closing Date.

At any time on or after the sixth anniversary of the Closing Date, the Issuer may redeem, in whole or, from time to time, in part, the shares of Series A Preferred Stock for a redemption price equal to: (i) the sum of (a) the liquidation preference thereof, plus (b) all accrued and unpaid dividends, multiplied by (ii) (a) 110% if the redemption occurs at any time on or after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, (b) 105% if the redemption occurs at any time on or after the seventh anniversary of the Closing Date and prior to the eighth anniversary of the Closing Date, and (c) 100% if the redemption occurs at any time on or after the eighth anniversary of the Closing Date.

Upon certain change of control events involving the Issuer, the holders of the Series A Preferred Stock may either (i) convert their shares of Series A Preferred Stock into Common Stock at the then-current conversion price or (ii) cause the Issuer to redeem their shares of Series A Preferred Stock. Additionally, upon certain change of control events involving the Issuer, the Issuer may elect to redeem the Series A Preferred Stock. If the holders of the Series A Preferred Stock elect to have their shares of Series A Preferred Stock redeemed, or if the Issuer elects to redeem the Series A Preferred Stock, in each case, in connection with a change of control, the redemption price per share will be an amount in cash equal to 100% of the sum of the liquidation preference thereof and all accrued but unpaid dividends, plus a “make-whole” premium if such change of control occurs on or before the seventh anniversary of the Closing Date, plus, (i) if the redemption date is prior to the sixth anniversary of the Closing Date, all dividends that would have accrued on such share from the change of control redemption date to the sixth anniversary of the Closing Date, or (ii) if the redemption date is on or after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, all dividends that would have accrued on such share from the change of control redemption date to the seventh anniversary of the Closing Date.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Furniture Investments Acquisitions pursuant to which Furniture Investments Acquisitions and its affiliates will have certain customary registration rights with respect to shares of Common Stock held by Furniture Investments Acquisitions and its affiliates, including any Common Stock issued upon any future conversion of the Series A Preferred Stock, pursuant to the terms of a Registration Rights Agreement.

The foregoing description of the terms of the Investment Agreement, Certificate of Designations and Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such documents, copies of which are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit 1, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons
Exhibit 2	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 23, 2020)
Exhibit 3	Certificate of Designations of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2020)
Exhibit 4	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2020)
Exhibit 5	€300,000,000 Committed Revolving Credit Facility and Uncommitted Incremental Facility, dated July 17, 2020, by and between Investindustrial VII L.P., Investec Bank PLC and other counterparties thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

GLOBAL FURNITURE HOLDINGS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

GLOBAL FURNITURE INVESTMENTS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS MANAGEMENT S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS ACQUISITIONS S.C.S.

:	By	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

INVESTINDUSTRIAL VII LP

Signed by Investindustrial Advisors Limited as its Investment Manager

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director

INVESTINDUSTRIAL ADVISORS LIMITED

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director